Exhibit 99.1

April 15, 2021	News Release 21-08

Pretivm Provides Notice of First Quarter 2021 Operational and Financial Results Release Date and Conference Call Details

Vancouver, British Columbia, April 15, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) will release first quarter 2021 operational and financial results after market close on Tuesday, May 4th, 2021. The webcast and conference call to discuss Q1 2021 will take place Wednesday, May 5th, 2021 at 9:00 am PT (12:00 pm ET) and can be accessed at www.pretivm.com.

First quarter 2021 webcast and conference call details:

Wednesday, May 5, 2021 at 9:00 am PT (12:00 pm ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz

Manager, Investor Relations &

Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street

PO Box 49334 Vancouver, BC V7X 1L4

(604) 558-1784

invest@pretivm.com

(SEDAR filings: Pretium Resources Inc.)